THREE YEARS GONE LLC (the "Company") a New York LLC

Financial Statements (Unaudited)

As of December 31, 2023

Statement of Financial Position

	As at 31 December 2023	As at 31 December 2022
ASSETS		
Current Assets		
Cash and Cash Equivalents	$276,968	$1,000
Total Current Assets	$276,968	$1,000
Capitalized Film Costs	$2,000	
Total Assets	**$278,968**	**$1,000**
LIABILITIES AND EQUITY		
Total Liabilities		-
Equity	$278,968	$1,000
Total Liabilities and Equity	**$278,968**	**$1,000**

Statement of Operations

	Period Ended December 31, 2023	Period Ended December 31, 2022
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
OPERATING EXPENSES		
Advertising and Marketing	-	-
General and Administrative	($760)	-
Total Operating Expenses	-	-
Net Operating Income (Loss)	**($760)**	**-**
Other Income		
Other Expense		
Crowdfunding Fees	($7,477)	
Provision for Income Tax		
Net Income (Loss)	**($8,237)**	

Statement of Cashflows

	Period Ended December 31, 2023	Period Ended December 31, 2022
OPERATING ACTIVITIES		
Net Operating Income (Loss)	($760)	-
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Change in Capitalized Film Costs	($2,000)	
Net Cash from Operating Activities	**($2,760)**	**-**
FINANCING ACTIVITIES		
Capital Contributions	$286,205	$1,000
Crowdfunding Fees	($7,477)	
Net Cash from Financing Activities	**$278,728**	**$1,000**
Cash at Beginning of Period	$1,000	-
Net Cash Increase (Decrease) for the Period	$275,968	$1,000
Cast at End of Period	**$276,968**	**$1,000**

Statement of Changes in Member Equity

	Period Ended December 31, 2023	Period Ended December 31, 2022
Beginning Balance	$1,000	-
Capital Contributions	$286,205	$1,000
Capital Distributions	-	-
Net Income (Loss)	($8,237)	-
Ending Balance	**$278,968**	**$1,000**

I, Taryn Kosviner, certify that these financial statements of Three Years Gone LLC are true and complete in all material respects.

DocuSigned by:

1D9E7051DD5147E...

Taryn Kosviner
Managing Member

Three Years Gone LLC
Notes to the Unaudited Financial Statements December 31st, 2023
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NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Three Years Gone LLC (the "Company") was formed in New York on July 11th, 2022. The Company plans to produce a rite of passage drama feature film with elements of thriller and fantasy, intended for a festival premiere and distribution through streaming and other platforms.

In 2023, the Company raised $231,205 through a crowdfunding campaign under regulation CF and $55,000 under Rule 506(c) of Regulation D towards the production of the feature film and intends to raise further capital in 2024 under one or more of these programs or other equity or debt offerings to fund the balance of the production costs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

<u>Concentrations of Credit Risks</u>

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

<u>Revenue Recognition</u>

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>General and Administrative</u>

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

<u>Capitalized Film Costs</u>

The Company accounts for film costs in accordance with ASC 926 - Entertainment - Films which requires film costs and production overhead to be capitalized as incurred and subsequently amortized using the individual-film-forecast computation method. During 2023, the Company capitalized $2,000 in film and production overhead costs. No amortization has been recorded during 2023 as the film is still in the process of being produced. Amortization is expected to begin during 2024 or 2025 depending on when the Company is able to secure the balance of the production budget.

<u>Income Taxes</u>

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners.

<u>Recent accounting pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the year, the members of the Company participated in the regulation CF and Reg D offerings concluded by the Company, as follows:

Member	Amount of Participation	Offering
Taryn Kosviner	$25,500	Reg CF
John Gutierrez	$31,011	Reg CF
Andrew Michau	$25,000	Reg CF
Satara Ventures LLC	$50,000	Reg D

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

The Company has no debt.

NOTE 6 – EQUITY

The company operates on Membership Interest. The founding members of the company have an ownership split of 25%, 25%, 25% and 25%.

During 2023, the Company raised $231,205 through a crowdfunding campaign under regulation CF and $55,000 under Rule 506(c) of Regulation D, both in the form of revenue participation securities on substantially the same terms.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 29, 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from an ongoing Regulation D offering, further crowdfunding campaign, and other potential debt and equity financing. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.